June 14, 2010
Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Erie Indemnity Company Form 10-K for the Year Ended December 31, 2009 Filed February 25, 2010 Supplemental Response filed May 17, 2010 File No. 000-24000
Dear Mr. Riedler,
On behalf of Erie Indemnity Company (the “Company”) this letter is in response to additional comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 2, 2010, in regards to the Company’s supplemental response filed May 17, 2010 to comments received from the Staff with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
We appreciate your comments and are always looking to improve the financial disclosure that we make as part of our public filings.
Our response to your comment is provided below. For convenience, the Staff’s comment is reprinted below, followed by the Company’s response.
Commission Comment 1:
The subscriber’s agreement, the intercompany reinsurance pooling agreement and the Articles of Incorporation continue to be documents that you are required to file as exhibits to your 10-K. We note that you have initially filed these documents and amendments thereto with previous reports or intend to do so with your 10-Q for the quarter ending June 30, 2010. Please confirm that when you file your 2010 10-K you will reflect the original and amended versions or amendments to these exhibits in your list of exhibits per Rule 12b-32.
Company Response:
We will include the original and amended versions of, or amendments to, the subscriber’s agreement, intercompany reinsurance pooling agreement and Articles of Incorporation in our list of exhibits in our 2010 Form 10-K per Rule 12b-32.
The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have any further questions or comments.

Sincerely,
/s/ Marcia A. Dall
Erie Indemnity Company
By:	Marcia A. Dall
Executive Vice President and Chief Financial Officer

cc:	Terrence W. Cavanaugh, President and Chief Executive Officer
James J. Tanous, Executive Vice President, Secretary and General Counsel
Michael Rosenthall, Division of Corporation Finance, Securities Exchange Commission